NUVEEN SECURITIES, LLC
Notes to Statement of Financial Condition
December 31, 2019
(Confidential Treatment Requested)

(1) Organization

These financial statements reflect the accounts of Nuveen Securities, LLC (the "Company"). The Company is a subsidiary of Nuveen Investments, Inc. ("Parent"), which is a subsidiary of Nuveen Holdings, Inc., ("Nuveen Holdings"). Nuveen Holdings is an indirectly wholly owned subsidiary of Nuveen Finance, LLC, which is a subsidiary of Nuveen, LLC ("Nuveen"). Nuveen is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918.

The Company is a Securities and Exchange Commission ("SEC") registered broker/dealer under the Securities Exchange Act of 1934, as amended ("SEA"), and provides investment product distribution and related services for managed funds. In addition, the Company underwrites initial and secondary public offerings of closed-end funds and acts as placement agent for private offerings of other securities related thereto. In the ordinary course of business, the Company also serves as clearing agent with respect to municipal bonds bought and sold by an affiliated investment adviser on behalf of that adviser's separately managed accounts. The Company is a clearing broker and clears trades through both the Depository Trust & Clearing Corporation (the "DTCC"), as well as the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

The Company is subject to the regulatory rules of the SEC, the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

Merger
On September 30, 2019, Nuveen merged its wholly owned broker-dealer subsidiary, Teachers Personal Investors Services, Inc. ("TPIS"), with and into the Company, with the Company as the surviving entity (the "Merger"). Hereafter, references to the "Company" is subsequent to the merger. Both entities were limited purpose broker dealers registered under section 15 of the SEA and members of FINRA. Management effected the merger to increase organizational efficiency. The Merger did not result in an actual change of ownership or control or a material change in business operations.

As TPIS and the Company were both wholly owned subsidiaries of Nuveen, the merger of TPIS into the Company is considered a transaction involving entities under common control. Because the transaction involves entities under common control, the Company accounted for the assets and liabilities merged from TPIS at their carrying values. The transfer of assets and liabilities were recognized on the transfer date, September 30, 2019. TPIS assets of $25.4 million, TPIS liabilities of $13.3 million and equity of $12.1 million were merged into the Company. Included in the equity was $0.4 million of income for the nine month period ended September 30, 2019.

The Statement of Income for the year comprises those of the Company and TPIS combined from the beginning of the year to the date the transfer was completed and those of the combined operations from that date to the end of the year ended December 31, 2019. The Merger qualifies as a tax-free reorganization under Internal Revenue Code ("IRC") Section 368(a) (1) (A)

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. (U.S. G.A.A.P) In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2020, the date the financial statements were available for issue.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash

The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

Cash Segregated in Compliance with Federal and Other Regulations

Cash Segregated in Compliance with Federal and Other Regulations of $1.0 million at December 31, 2019 represents cash segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

Securities Transactions

Securities transactions are reported on a settlement date basis, with related income and expenses reported on a trade date basis. Securities owned (trading accounts) are valued at market, with profit and loss accrued on unsettled transactions based on the trade date.

At December 31, 2019, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Deposits

Included on the Company's December 31, 2019 Statement of Financial Condition are various deposits with clearing corporations and transfer agents.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares that are subject to contingent deferred sales charge. Such commissions are capitalized and amortized

(2) Summary of Significant Accounting Policies (continued)

monthly into "distribution expense" on the Company's Statement of Income over the remaining contingent deferred sales charge term.

Income Taxes

The Company recognizes current income taxes for taxable income/loss reportable to taxing authorities, and deferred income taxes for the future amount of income taxes following the balance sheet approach, in all income tax jurisdictions. Under the balance sheet approach, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income.

The Company joins its ultimate parent, TIAA, in the filing of a consolidated federal income tax return. For the federal tax jurisdiction and for states where the Company files a separate income tax return, the Company's current and deferred income tax balances are prepared on a separate entity basis. For states where the Company joins affiliated group members in the filing of state consolidated/combined income tax returns, the Company's current and deferred income tax balances reflect the impact of group apportionment factors.

Valuation allowances may be established, when necessary, to reduce the deferred tax assets to amounts determined "more-likely-than-not" realizable. The Company assesses the realizability of deferred tax assets based upon sources of future taxable income available to the Company. The Company assesses the need for a liability related to uncertain tax positions following the two-step recognition and measurement approach. The Company classifies any tax penalties as "other operating expenses," and any interest as "interest expense." Refer to Note 4, "Income Taxes," for additional income tax disclosures.

Recent Accounting and Reporting Requirements

ASU 2018-13 Fair Value Measurements (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, Fair Value Measurement: Disclosure Framework – *Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). ASU 2018-13 modifies the disclosures required for fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019. Management has reviewed the new guidance and determined it will not have an impact on the Company's financial statements and notes disclosures.

(3) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own

(3) Fair Value Measurements (continued)

assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).

- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Company's fair value measurements at December 31, 2019 (in 000s):

	Fair Value Measurements Using		
December 31, 2019	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
$ 747	-	-	747

(3) Fair Value Measurements (continued)

The following table presents a rollforward for the year ended December 31, 2019 of fair value measurements that use significant unobservable inputs (Level 3) (in 000s):

Assets

Beginning balance (as of January 1, 2019)........................	$592
Total gains or losses (realized/unrealized)..................	154
Included in earnings..	154
Purchases	1
Sales..	-
Transfers into Level 3	-
Transfers out of Level 3	-
Ending balance (as of December 31, 2019)	$747

Securities Owned

Level 3 "Securities owned" by the Company at December 31, 2019 represents a required investment in the DTCC. The stock is considered to be a Level 3 investment, as there are no quoted market prices for DTCC stock; the fair value of the DTCC stock is based upon valuation information obtained directly from DTCC.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash, distribution fees and underwriting revenue receivable, deposits with and receivables due from clearing organizations, and other assets and receivables are financial assets with carrying values that approximate fair value because they are generally short-term in nature. Investment valuation is described in preceding paragraphs. Due to affiliates, due to brokers and dealers, and other payables are financial liabilities with carrying values that also approximate fair value because they are generally short-term in nature.

(4) Income Taxes

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2019 are shown in the following table (in 000s):

Gross deferred tax assets:	
State net operating loss carryforwards	$4,363
Intangible assets	2,357
Gross deferred tax assets	6,720
State valuation allowance	(4,342)
Deferred tax assets, net of valuation allowance	2,378
Gross deferred tax liabilities:	
Deferred commissions and offering costs	1,216
Gross deferred tax liabilities	1,216
Net deferred tax asset, net of valuation allowance	$1,162

At December 31, 2019, the Company had a total state net operating loss carry forward of $80.6 million, recognized as a deferred tax asset of $ 4.4 million on the Company's Statement of Financial Condition that will expire between 2019 and 2037. The Company's total NOL includes $79.1 million in NOL carryforwards with a tax value of $4.3 million that were acquired pursuant to the Company's merger with TPIS. For financial reporting purposes, a valuation allowance of $4.3 million, including a full valuation allowance on the acquired TPIS NOLs, has been established against the deferred tax assets related to certain state tax loss carryforwards since management has determined, based on all available evidence, that it is more likely than not that the deferred tax assets will not be realized. The Company decreased this valuation allowance by one hundred twenty one thousand dollars during the year ended December 31, 2019.

The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal and certain state income tax returns for years after 2010 remain open to examination. During 2015, the Internal Revenue Service began an examination of the consolidated income tax filing of Nuveen Holdings, which includes the Company, for the year 2013. The examination was closed in 2019 resulting in no changes to the Company's tax filings. During 2019, the Internal Revenue Service began an examination of the consolidated income tax filing of TIAA Board of Overseers, which includes the Company for the years 2014 through 2016. Management does not expect any material adjustments for the open tax years.

The Company has not recognized a liability for any unrecognized tax benefits as of December 31, 2019. In addition, the Company does not believe that it is reasonably possible that there will be a significant adjustment to the total amount of unrecognized tax benefits within the next twelve months.

No federal or state income taxes were paid directly by the Company during 2019. The Company recorded $2.8 million and $.7 million for federal and state taxes, respectively, through "Due to affiliates" (Parent) for its share of the consolidated group's taxes.

(5) Commitments and Contingencies

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business. There is presently no litigation outstanding that the Company believes would have an adverse material effect on the Company's financial condition, results of operation or liquidity.

The Company is also subject to, from time to time, inquiries, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sale and trading activities, financial products or other offerings sponsored, underwritten or sold by the Company and accounting and operational matters, which may result in adverse judgements, settlements, fines, penalties, injunctions or other relief.

Indemnifications

In the normal course of its business, the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2019, the Company has not recorded any contingent liability in its financial statements for these indemnifications.

Additionally, the Company enters into agreements that contain a variety of representations and warranties and which may provide for indemnification against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown.

(6) Net Capital Requirement

The Company is subject to SEC Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital ratio was .93 to 1 and its net capital was approximately $39.7 million, which is $37.2 million in excess of the required net capital of $2.5 million.

(7) Related Party Transactions

The Company considers transactions to be related party when, at any time during the financial reporting period: (a) one party has direct or indirect control of the other party, (b) the parties are subject to common control from the same source, and/or (c) one party has significant influence over the financial reporting and operating policies of the other party, to an extent that the other party might be inhibited from pursuing its own separate interests. Related parties may include: (1) Parent and its related affiliate/subsidiary companies; (2) any investment fund controlled by or under common control with Parent and its related affiliate/subsidiary companies; (3) any officer, director or person performing an equivalent function, or any entity controlled by any of the foregoing persons, including any spouse or lineal descendant (including by adoption as well as stepchildren) of the officers and directors; and (4) investors with significant influence, including their close families. During the year ended December 31, 2019, the Company had the following related party transactions: (1) allocated expenses from the Parent, (2) a tax sharing arrangement, as referenced in Note 2, "Summary of Significant Accounting Policies," under the "Income Taxes" section; and (3) a service fee revenue arrangement for services provided to its affiliates.